
RMC


05007843

RICH MINERALS CORPORATION
4100 - 6A Street N.E.
CALGARY ALBERTA T2E 4B1
Phone (403)531-9100

SECOND QUARTER REPORT TO THE SHAREHOLDERS

for the Six Month Period
Ended February 28, 2005
(unaudited)

RICH MINERALS CORPORATION

CONSOLIDATED BALANCE SHEETS

(unaudited)

ASSETS

	February 28, 2005	August 31, 2004
CURRENT ASSETS		
Accounts receivable (Note 11 (b))	$1,407,570	$ 3,731,547
Inventory and work in progress (Note 3)	230,730	599,803
Prepaid expenses and deposits	47,695	38,242
	1,685,995	4,369,592
OTHER ASSETS (Note 4)	135,112	135,112
PROPERTY, PLANT AND EQUIPMENT (Note 5)	1,104,808	1,150,453
	$2,925,915	$ 5,655,157

LIABILITIES

	February 28, 2005	August 31, 2004
CURRENT LIABILITIES		
Cheques issued in excess of funds on deposit (Note 6)	$ 153,339	$ 318,593
Bank indebtedness (Note 6)	100,000	250,000
Accounts payable (Note 10 (a)	95,217	2,671,642
Current portion of loans payable (Note 7)	75,383	85,583
	423,939	3,325,818

SHAREHOLDERS' EQUITY

	February 28, 2005	August 31, 2004
SHARE CAPITAL (Note 8)	2,276,325	2,276,325
RETAINED EARNINGS (DEFICIT)	225,651	53,014
	2,501,976	2,329,339
	$ 2,925,915	$ 5,655,157

Approved on behalf of the board:

Bernard M. Chamberland Director

John A. Peters Director

RICH MINERALS CORPORATION

CONSOLIDATED STATEMENTS OF INCOME AND RETAINED EARNINGS

INTERIM STATEMENTS FOR THE SECOND QUARTER ENDED FEBRUARY 28, 2005 AND FEBRUARY 29. 2004
(unaudited)

	THREE MONTH PERIOD ENDED		SIX MONTHPERIOD ENDED	
	FEBRUARY 28, 2005	FEBRUARY 29,2004	FEBRUARY 28, 2005	FEBRUARY 29,2004
REVENUE	$539,702	$1,356,360	$3,926,240	$5,261,050
DIRECT COSTS				
Equipment Operating	45,611	201,658	843,719	916,520
Materials	55,082	469,458	1,147,700	2,387,132
Other	23,007	13,571	60,197	41,097
Salaries & wages	323,141	326,916	1,199,047	1,091,506
Subcontract	91,334	99,228	190,788	216,769
Cost recovery	(154,844)		(154,844)	
	383,331	1,110,831	3,286,607	4,653,024
GROSS MARGIN	156,371	245,529	639,633	608,026
NON-DIRECT COSTS				
Amortization	19,783	18,650	81,889	74,600
Interest	2,103	6,329	7,587	9,053
Management,consulting and professional fees	57,584	85,125	101,973	105,555
General and administrative	41,235	103,435	127,807	218,867
Salaries	77,949	99,554	148,140	166,682
Loss(gain) on disposition of equipment			(400)	
	198,654	313,093	466,996	574,757
INCOME(LOSS)BEFORE INCOME TAXES	(42,283)	(67,564)	172,637	33,269
INCOME TAXES	-	-	-	-
RETAINED EARNINGS (DEFICIT),beginning of period	267,934	115,369	53,014	14,536
RETAINED EARNINGS (DEFICIT), end of period	$225,651	$47,805	$225,651	$47,805
BASIC & FULLY DILUTED EARNINGS (LOSS) PER SHARE (Note 2(i))	($0.002)	($0.003)	$0.007	$0.001

RICH MINERALS CORPORATION

CONSOLIDATED STATEMENTS OF CASH FLOWS

INTERIM STATEMENTS FOR THE SECOND QUARTER ENDED FEBRUARY 28, 2005 AND FEBRUARY 29. 2004
(unaudited)

	THREE MONTH PERIOD ENDED		*SIX MONTHPERIOD ENDED*	
CASH WAS PROVIDED (USED) BY	FEBRUARY 28, 2005	FEBRUARY 29,2004	FEBRUARY 28, 2005	FEBRUARY 29,2004
OPERATING ACTIVITIES				
Cash received from customers	$2,256,018	$2,067,708	$6,619,291	$7,965,524
Cash paid to suppliers and employees	(1,431,566)	(2,416,803)	(6,250,007)	(6,595,935)
Interest paid	(2,103)	(6,329)	(7,587)	(9,053)
	882,349	355,424	361,697	1,360,536
INVESTING ACTIVITIES				
Purchase of equipment	(559)	(1,593)	(36,243)	(32,559)
FINANCING ACTIVITIES				
Advance (Repayment) of bank indebtedness	100,000	0	(150,000)	(600,000)
(Repayment) of loans payable	(5,100)	(5,033)	(10,200)	(11,272)
	94,900	(5,033)	(160,200)	(611,272)
INCREASE(DECREASE) IN CASH IN THE PERIOD	916,690	(362,050)	165,254	716,705
CASH(CHEQUES ISSUED IN EXCESS OF FUNDS ON DEPOSIT), beginning of period	(1,070,029)	579,733	(318,593)	(499,022)
CASH(CHEQUES ISSUED IN EXCESS OF FUNDS ON DEPOSIT), end of period	$(153,339)	$217,683	$(153,339)	$217,683

RICH MINERALS CORPORATION

NOTES TO INTERIM STATEMENTS FOR THE SECOND QUARTER ENDED FEBRUARY 28, 2005 AND FEBRUARY 29. 2004
(unaudited)

These unaudited interim consolidated financial statements have been prepared in accordance with Canadian generally accepted accounting principles and follow the same accounting policies and methods of their application as the most recent annual financial statements. These financial statements do not present all of the information and disclosure required by Canadian generally accepted accounting principles applicable for annual financial statements and therefore, they should be read in conjunction with the annual audited consolidated financial statements for the year ended August 31; 2004.

All reporting is in Canadian dollars.

1. Nature of operations

Rich Minerals Corporation ("the Company") was incorporated in Canada under the laws of the province of Alberta. The Company performs construction and contracting activities related to the installation of water lines and other utilities in residential and commercial applications. During the quarter ended February 28, 2005 the Company reduced its activity within the construction industry by taking on fewer construction projects, in furtherance of its efforts to investigate business propects in the mining industry. Activities are conducted through its wholly owned subsidiaries.

2. Significant accounting policies

(a) Consolidation

These financial statements consolidate the accounts of the Company and its wholly-owned subsidiaries, Rich Contracting Ltd. and Rich Venture Corporation.

(b) Construction revenue and direct costs

The Company recognizes construction revenue and direct costs on the percentage of contract completion basis. In using this method, the Company records revenue by reference to third party engineer certification of work completed. Provisions for losses, if any, are recognized during the period in which the loss first becomes apparent.

(c) Inventory and work in progress

The Company records inventory of construction materials at the lesser of cost on a first in first out basis and market value. Work in progress, representing revenue that has not been billed, is recorded at the estimated billable value

(d) Property, plant and equipment

Property, plant and equipment are stated at cost less amortization. The Company provides for the amortization of property, plant and equipment other than buildings on the straight line basis over the estimated economic life of the related asset to an ultimate residual value at the following annual rates:

Excavating equipment	10% to 33%
Automotive equipment	10% to 33%
Construction equipment	20% to 33%
Office equipment	33% to 50%

2. Significant accounting policies (continued)

The Company provides for the amortization of buildings on the declining balance basis at the rate of 5% per annum

Reviews for impairment of property, plant and equipment are undertaken whenever events or changes in circumstances (such as a decrease in sales price, an increase in operating costs) indicate that the carrying value of an asset may not be recoverable. In assessing recoverability, projected future net cash flows generated through the use and eventual disposition of the assets on a discounted cash flows basis are considered.

(e) Income taxes

The Company uses the liability method of accounting for income taxes. Under this method, future tax assets and liabilities are recognized based on differences between financial statement values of assets and liabilities and their respective tax values. Future tax assets and liabilities are measured using rates that are expected to apply when the future tax asset is realized or the future tax liability is settled. To the extent that the Company does not consider it to be more likely than not that a future asset will be recovered, it provides a valuation allowance against the excess.

(f) Use of estimates

The preparation of financial statements in conformity with Canadian generally accepted accounting principles, requires management to make estimates and assumptions that affect the reported amounts of assets, liabilities, and disclosures of contingent liabilities at the date of the financial statements and the reported amounts of revenue and expenses during the reported period. Significant estimates are outlined below. Actual results could differ from those estimates.

The Company's policy of recognizing construction revenue and direct costs on the percentage of contract completion basis makes necessary the use of estimates as to the degree to which construction projects have been completed. These estimates are then utilized to determine the amount of revenue, direct costs and gross margin recognized, and to validate the Company's accounts receivable from customers. Estimates of contract completion are based on contract outputs and carried out by third party engineers engaged directly by the Company's customers.

The Company must also estimate the amortization of property, plant and equipment and the value of other assets and liabilities in order to allow the preparation of these financial statements.

(g) Segmented information

The Company has one operating segment, the installation and maintenance of underground utilities and ancillary services. The asset category of Other Assets represents an asset not utilized in the

2. Significant accounting policies (continued)

installation and maintenance of underground utilities. Other Assets generate no revenue, and due to their value as a proportion of all assets, are not disclosed as a separate operating segment.

(h) Stock Option Plan

The Company has established a stock option plan under which the Company may grant options to purchase common shares. Under the plan, the Company may grant options to acquire common shares, but the aggregate options so granted may not exceed ten percent of the common shares outstanding from time to time. The stock option plan typically allows for the granting of options for a five year term, vesting twenty percent annually over that term.

The Company has elected to use the fair value based method to account for stock-based compensation. As no options were granted in the reporting period there is no impact on the consolidated financial statements

(i) Earnings (loss) per share

The calculation of earnings (loss) per share is based on the weighted average number of shares outstanding during the period, being 24,033,000 in each of 2005 and 2004.

The Company utilizes the treasury stock method of calculating diluted earnings (loss) per share. Options to purchase 1,500,000 common shares (2004 - 1,700,000) were excluded from the computation of diluted net income per share because the exercise price of the options was greater than the average market price of the common shares.

(j) Cash and cash equivalents

The Company considers demand bank loans that are utilized periodically for day to day operations to be cash equivalents.

(k) Portfolio Investments

Portfolio investments are recorded at cost. If there is other than a temporary decline in value, these investments are written down to provide for the loss.

3. Inventory and work in progress

	2005	2004
Work in progress	$ 0	$ 0
Inventory of materials	230,730	343,303
	$ 230,730	$ 343,303

4. Other assets

	2005	2004
Portfolio investment - equities	$ 135,112	$ 135,112

5. Property, plant and equipment

	Cost	Accumulated Amortization	Net Book Value
Second Quarter Fiscal 2005	$ 3,161,105	$ 2,056,297	$ 1,104,808
Second Quarter Fiscal 2004	$ 3,076,798	$ 1,910,462	$ 1,166,336

6. Cheques issued in excess of funds on deposit and bank indebtedness

The Company has arranged with ATB Financial, a demand bank loan with no fixed terms of repayment, to a maximum of $1,000,000. The loan bears interest at the lender's prime rate of interest plus one percent. A general security agreement covering all the assets of the Company is pledged as security.

7. Loans payable

	2005	2004
ATB Financial Demand loan bearing interest at lender's prime rate plus 1.5%, on which the lender is accepting repayment terms of monthly installments $1,700 (2004- 1.67% of the principal balance outstanding at the end of the previous month), plus interest. The assets of the Company are pledged as security.	$ 75,383	$ 85,583

8. Share capital

(a) Shares authorized

Unlimited common shares
Unlimited preferred shares

(b) Shares issued

	Common Shares	Consideration
Balance, February 28,2005 and February 29,2004	24,033,000	$ 2,276,325

No preferred shares have been issued.

9. Commitments

The Company has entered into agreements for the lease of vehicles. Minimum lease payments are due as follows:

Fiscal 2005	40,339
Fiscal 2006	30,880
Fiscal 2007	1,988
	$ 73,207

10. Transactions with related parties

The Company has entered into a series of transactions with corporations controlled by officers of the Company. All transactions with related parties are incurred in the course of normal operations, and are measured at exchange values, which is the amount agreed by the parties.

(a) Leasing transactions

The Company has entered into agreements to rent excavating equipment on a month to month basis from a corporation wholly-owned by an officer of the Company ("the lessor"). The Company has the right to terminate these rental agreements at any time with no penalty. During the quarter ended February 28, 2005 The Company renegotiated with the lessor the rates applicable to the rental of equipment. The expense recovery represents the effect of the renegotiated rate on transactions previously recognized as equipment operating expense.

	Q2 2005	Q2 2004
Equipment rental costs	$ 153,000	$ 340,570
Cost recovery	$ (154,877)	

10. Transactions with related parties (continued)

At February 28, 2005 accounts payable includes amount owing to the lessor of NIL (2004 - NIL)

(b) Contracting transactions

The Company has entered into agreements with a corporation wholly-owned by an officer of the Company ("the contractor"). The contractor is a general contractor. The Company has agreed to provide to the contractor its services as an underground utility subcontractor.

The Company's transactions with the contractor may be summarized as follows:

	Q2 2005	Q2 2004
Included in revenue		
Contract revenue	$ 2,255,253	$ 2,847

At February 28, 2005, the contractor owed $722,304(2004 - $18,575) to the Company which are included in accounts receivable.

11. Interim period operations

The Company's operations are subject to seasonal and cyclical influences. Due to winter weather conditions, land development sites are typically closed between the months of December to March, resulting in the strongest financial performance occurring in the fourth quarter.

RICH MINERALS CORPORATION
MANAGEMENT'S DISCUSSION AND ANALYSIS
FOR THE SECOND QUARTER ENDED FEBRUARY 28, 2005 AND FEBRUARY 29. 2004

Management's discussion and analysis focuses on key statistics from the consolidated financial statements as well as our review of the operating direction in the contracting division. This discussion and analysis should not be considered all inclusive, as it excludes changes that may occur in the general economic environment. This discussion and analysis of the financial condition and results of the operations is for the 6-month period ended February 28, 2005

PROFILE

Rich Minerals Corporation ("RMC") was incorporated as a private company in 1986 and was approved to trade publicly on the Alberta Stock Exchange in 1988. RMC owns Rich Contracting Ltd. a wholly owned subsidiary, which provides the revenue for the company.

OVERVIEW

The executive, as well as the Board of Directors, is directing its future operations into a field that would enhance the company's value and overall market perception for the shareholders.

During Q2 of 2005 Rich Contracting Ltd. reduced its activity within the construction industry by taking on fewer construction projects.

Revenues for the 6 months ended February 28, 2005 were $1,334,810 lower than revenues in the corresponding period last year.

Gross Margin for the 6 months ended February 28, 2005 was 16.3% of revenue compared to 11.6% for the six month period ended February 29, 2004, and compared to 10.5% for the year ended August 31, 2004.

Net Income prior to other items and income tax increased from $33,269 in the six months ended February 29, 2004 to $172,637 in the 6 months ended February 28, 2005 .

SELECT ANNUAL INFORMATION

	Year Ended Aug.31/04	Year Ended Aug.31/03	Year Ended Aug.31/02
Revenue	$10,635,721	$11,013,811	$ 8,447,131
Net Income(loss) before discontinued operations and extraordinary items	38,478	43,276	(62,095)
Net Income(loss)	38,478	43,276	(62,095)
Earnings (loss) per share	0.002	0.002	(0.003)
Loans Payable	85,583	107,055	143,055
Total Assets	1,150,453	1,208,377	1,379,971
Cash dividends declared	0	0	0

RICH MINERALS CORPORATION
MANAGEMENT'S DISCUSSION AND ANALYSIS
FOR THE SECOND QUARTER ENDED FEBRUARY 28, 2005 AND FEBRUARY 29. 2004
(continued)

SELECT QUARTERLY INFORMATION

(000's except per share)	2005		2004				2003	
	Q2	Q1	Q4	Q3	Q2	Q1	Q4	Q3
Revenue	540	3,387	3,878	1,497	1,356	3,905	4,205	1,748
Net Income(loss) before discontinued operations and extraordinary items	(42)	215	(29)	34	(68)	101	24	22
Net Income(loss)	(42)	215	(29)	34	(68)	101	24	22
Earnings(loss)per share	(0.002)	0.010	(0.001)	0.001	(0.003)	0.004	0.001	0.001

RESULTS OF OPERATIONS:

Earnings per share

Earnings per share for the six months in ended February 28, 2005 were $0.007 (2004 - $0.001)

Revenues

Revenues for the six months ended February 28, 2005 were $3,926,240 , a decrease of 25% from revenues of $5,261,050 for the six months ended February 29, 2004

Operating Costs

Direct costs were 83.7 % of revenue for the six months ended February 28, 2005 compared to 88.4% in the six months ended February 29, 2004 and to 89.5% at the year ended August 31, 2004.

Non-direct costs increased from 10.9% of revenue in the six months ended February 29, 2004 to 11.8% in the six months ended February 28,2005. This was an increase from 10.7% as at August 31, 2004.

Amortization

Property, plant and equipment are stated at cost less amortization. The Company provides for the amortization of property, plant and equipment other than buildings on the straight line basis over the estimated economic life of the related asset to an ultimate residual value at the following annual rates:

Excavating equipment	10% to 33%
Automotive equipment	10% to 33%
Construction equipment	20% to 33%
Office equipment	33% to 50%

The Company provides for the amortization of buildings on the declining balance basis at the rate of 5% per annum.

Reviews for impairment of property, plant and equipment are undertaken whenever events or changes in circumstances (such as a decrease in sales price, an increase in operating costs) indicate that the carrying value of an

asset may not be recoverable. In assessing recoverability, projected future net cash flows generated through the use and eventual disposition of the assets on a discounted cash flows basis are considered.

Related Party Transactions

The Company has entered into a series of transactions with corporations controlled by officers of the Company. All transactions with related parties are incurred in the course of normal operations, and are measured at exchange values, which is the amount agreed by the parties.

(a) Leasing transactions

The Company has entered into agreements to rent excavating equipment on a month to month basis from a corporation wholly-owned by an officer of the Company ("the lessor"). The Company has the right to terminate these rental agreements at any time with no penalty. During the quarter ended February 28, 2005 The Company renegotiated with the lessor the rates applicable to the rental of equipment. The expense recovery represents the effect of the renegotiated rate on transactions previously recognized as equipment operating expense.

	Q2 2005	Q2 2004
Equipment rental costs	$ 153,000	$ 340,570
Cost recovery	$ (154,877)	

At February 28, 2005 accounts payable includes amount owing to the lessor of $NIL (2004 - NIL)

(b) Contracting transactions

The Company has entered into agreements with a corporation wholly-owned by an officer of the Company ("the contractor"). The contractor is a general contractor. The Company has agreed to provide to the contractor its services as an underground utility subcontractor.

The Company's transactions with the contractor may be summarized as follows:

	Q2 2005	Q2 2004
Included in revenue		
Contract revenue	$ 2,255,253	$ 2,847

At February 28, 2005 the contractor owed $722,304(2004 - $18,575) to the Company which are included in accounts receivable.

FINANCIAL CONDITIONS AND LIQUIDITY

Cash Flow From Operations

Cash flow from operations in the six month period ended February 28, 2005 was $361,697 compared to $1,360,536 in the six month period ended February 29,2004

Working capital is in a positive position and the company expects to meet all future obligations in the current year.

Interest Expense

Interest expense on loans payable decreased from $3,019 in quarter 2 of 2004 to $1,946 in quarter 2 of 2005. The balance of the loans payable of $75,383 is all related to capital asset acquisitions.

Summary of Securities issued and options granted

There were no securities issued or options granted during the period

SHARE CAPITAL

Authorized: Unlimited Common Shares
Unlimited Preferred Shares

Issued:

Shares	Number	Consideration
Common	24,033,000	$2,276,325
Preferred	No preferred Shares have been issued	

SUMMARY OF OPTIONS OUTSTANDING AS OF FEBRUARY 28, 2005

Name of Optionee	Position (Director/ Employee/ Consultant/ Management Company)	Insider ? Yes or No	No. of Optioned Shares	Exercise Price	Expiry Date
Debra L. Senger	Employee	Yes	350,000	$0.16	07/31/06
Gerardo Falcone	Employee	No	200,000	$0.16	07/31/06
Mary L. Leslie	Employee	No	200,000	$0.16	07/31/06
John A. Peters	Director	Yes	150,000	$0.16	07/31/06
Gregg Chamberland	Employee	Yes	200,000	$0.16	07/31/06
David Chamberland	Employee	Yes	200,000	$0.16	07/31/06
Marilyn Chamberland	Employee	No	200,000	$0.16	07/31/06

LIST OF DIRECTORS AND OFFICERS AS FEBRUARY 28, 2005

Bernard M. Chamberland	Chairman of the Board, President
Murray F. Smith	Director
John A. Peters	Director
Debra Senger	Secretary

Business Risk and Management

The Board of Directors is discussing the possibility of either:

- Selling its construction business as an ongoing business: or
- Selling the assets of the construction business

At date hereof the Company had not come to any arrangement with any prospective purchaser, but has entered into preliminary discussions with a former officer of a subsidiary of the company. The company anticipates that any monies realized on the ultimate discontinuance of its construction operation will be based on carrying value of the assets of the construction business net of related liabilities.

Additional Information

Additional information relating to the Corporation and financial information can be obtained from the corporations SEDAR filings at www.sedar.com.

The auditors for the company have not performed a review of the interim statements for the six month periods ended February 28, 2005 and February 29, 2004.